Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results is dated February 24, 2011 and is to be read in conjunction with Enerplus Corporation’s audited balance sheet as at December 31, 2010.

As at December 31, 2010, Enerplus Corporation (“Enerplus” or the “Corporation”) has not conducted any business or operations other than to execute the Arrangement Agreement, and had issued one Common Share to Enerplus Resources Fund (the “Fund”) in connection with its organization.

On October 22, 2010, the Board of Directors of EnerMark Inc., the administrator of the Fund and the general partner of Enerplus Exchangeable Limited Partnership (“EELP”), and the Board of Directors of the Corporation approved a proposed transaction providing for the reorganization of the Fund and its assets into a corporate structure pursuant to a Plan of Arrangement (the “Arrangement”). The reorganization was approved by the holders (the “Trust Unitholders”) of trust units (the “Trust Units”) of the Fund and the holders (“EELP Unitholders”) of Class B limited partnership units of EELP (the “EELP Units”) on December 9, 2010 and the Court of Queen’s Bench of Alberta on December 10, 2010. Under the Arrangement, Trust Unitholders would receive, for each Trust Unit held, one common share of the Corporation and EELP Unitholders would receive, for each EELP Unit held, 0.425 of a common share of the Corporation. The Arrangement was completed on January 1, 2011.

As at December 31, 2010 Enerplus had agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Enerplus’ directors and officers are covered by directors’ and officers’ liability insurance. No amount was recorded with respect to the indemnification agreements in the Corporation’s audited balance sheet.

As a result of the Arrangement, the previous business of the Fund has been carried on by the Corporation since January 1, 2011. The Corporation’s financial position, risks and outlook after the Arrangement was completed is substantially the same as those outlined in the Fund’s historical financial statements, MD&A and other continuous disclosure documents.

Since the Arrangement did not contemplate a change of control for accounting or tax purposes, it has been treated as a change in the business form and accounted for as a continuity of interests. Accordingly, the financial statements of Enerplus commencing for the financial year beginning January 1, 2011 will reflect the assets and liabilities of the Fund at the respective carrying amounts. There may be changes to the carrying amount of future income tax assets and liabilities which will be recovered through future earnings. The change in future tax rates associated with the Corporation may result in a higher future tax liability and corresponding reduction to shareholders’ equity and these changes may be material.

In 2011, Enerplus will begin to report its financial results under International Financial Reporting Standards (“IFRS”). Readers should refer to Note 3 of the Fund’s December 31, 2010 financial statements and to the Fund’s MD&A section “Recent Canadian Accounting and Related Pronouncements — Convergence of Canadian GAAP with International Financial Reporting Standards”.

For further information readers are encouraged to review the audited consolidated financial statements and notes of the Fund as at and for the years ended December 31, 2010 and 2009 and the Fund’s corresponding MD&A, which have been filed on the Corporation’s SEDAR profile at www.sedar.com and on the Corporation’s EDGAR profile at www.sec.gov.